Citigroup Global Markets Inc.
388 Greenwich St.
New York, New York 10013

November 16, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
Division of Corporate Finance

Re: Charter Communications, Inc., Registration Statement on Form S-1 (Reg. No. 333-128838)

Ladies and Gentlemen:

We are writing in response to the Staff’s oral comment to the Registration Statement on Form S-1, file no. 333-128838, filed by Charter Communications, Inc. (“Charter”), where the Staff has requested Citigroup Global Markets Inc. (“Citigroup”) to confirm with the Staff that it will follow the procedures outlined in Charter’s correspondence with the Staff dated June 7, 2005. In connection therewith, attached is a set of offering procedures by which the offering would be conducted substantially identical to those procedures set forth in the June 7, 2005 correspondence (the only changes are to reflect an updated share number for this offering, revisions to Annex A requested by the Staff in the prior offering, and minor changes discussed with the Staff to reflect this submission by Citigroup).

This letter has been executed by an authorized representative of Citigroup.

*****

Sincerely,

CITIGROUP GLOBAL MARKETS INC.

By:  /s/ William Ortner
      William Ortner
      Managing Director

Offering of 122,830,000 shares of Class A Common Stock of
Charter Communications, Inc.
(Registration No. 333-128838)

Revised Summary of Proposed Offering Procedures and Restrictions

I. Offerees.

A. Citigroup Global Markets Inc. (“CITI”) will sell shares of Charter common stock registered under the Registration Statement (the “SHARES”) to persons (the “EQUITY INVESTORS”) that are not Prohibited Persons, A “PROHIBITED PERSON” is any person that, as of the date of confirmation of a proposed sale under the Registration Statement, has an open short position in Charter’s common stock.

B. Citi will implement the following procedures to monitor and prevent potential sales to Prohibited Persons:

1. Prior to commencement of the offering, Citi will compile a list of known holders of the Convertible Notes (the “HOLDER LIST”). During the offering period, Citi will confirm and update such Holder List by:

(a) inquiring of its prime brokerage desk whether it holds any Convertible Notes in a customer account; and

(b) inquiring of its prime brokerage desk whether it holds any Convertible Notes outright with a corresponding swap to an investor. Any such swap counterparty will be considered to be a holder for the purpose of the Holder List.

2. Prior to the commencement of the offering, Citi will inquire of each holder on the Holder List whether it has an open short position in Charter’s common stock. To confirm and update such inquiry during the offering period, Citi will inquire of its prime brokerage and share lending desks whether any of them maintains a short position in Charter common stock for the account of any holder on the Holder List.

3. Prior to confirming any sale of Shares to an Equity Investor that is not known to be a Prohibited Person, including any holder on the Holder List that is not believed to have an open short position, Citi will obtain from such Equity Investor a written acknowledgement in the form of Exhibit A, which will be a part of the prospectus for the Charter common stock. Such Equity Investor must either (i) execute and deliver by facsimile to Citi such acknowledgment or (ii) confirm in writing by email delivered to Citi that it has read and accepts such acknowledgment.

C. During the offering of Shares, Citi will continue making a market in Charter common stock. Citi will keep the Charter common stock market making account separate from the equity syndicate used to sell the Shares in the registered offering. In addition, Citi will impose an information barrier between equity capital markets and traders in the market making account.

D. Citi will be prohibited from facilitating sales of Shares by Equity Investors in the registered offering to Prohibited Persons. In particular, Citi will not arrange for Equity Investors to sell Charter common stock to Prohibited Persons nor will it assist Equity Investors in identifying Prohibited Persons.

II. Communications with holders of Convertible Notes.

A. On or prior to the commencement of the offering of Shares, Citi will inform those parties that it knows to be holders of Convertible Notes that, for regulatory reasons, Citi will not sell any Shares to Prohibited Persons. Citi will further inform Convertible Note holders that Citi will instead offer and sell Shares to Equity Investors and those Shares will trade freely in the market.

B. Citi will be prohibited from facilitating purchases of Charter common stock by Prohibited Persons from Equity Investors. In particular, Citi will not arrange for Prohibited Persons to buy Charter common stock from Equity Investors, nor will it assist Prohibited Persons in identifying Equity Investors.

III. The Offering Process.

A. The S-1 has been amended as necessary to reflect an offering under Rule 430A of 122,830,000 shares of Charter common stock and the restrictions on sales to Prohibited Persons.

B. Citi will attempt to sell all of the 122,830,000 shares offered under the prospectus. If less than 122,838,000 shares of Charter common stock are sold in the offering, Citi has been advised that Charter will downsize the offering by appropriate means, and expects to require Charter to file additional Registration Statements for future offerings of the unsold shares.

Exhibit A

Form of Investor Acknowledgment

The undersigned acknowledges and agrees that the shares of Charter’s Class A common stock offered pursuant to this prospectus are not being offered to, and may not be purchased by, any person who has an open short position in Charter’s Class A Common Stock.

Each purchaser of Charter’s Class A Common Stock hereby represents and agrees that, prior to purchasing any such shares:

•	it does not have an open short position in Charter’s Class A Common Stock; and
•
it is not purchasing the shares on behalf of, or for the account of, any person described in the first bullet above, and has no arrangement or understanding to resell, lend or otherwise transfer (directly or indirectly) the shares to any such person.

For purposes of the foregoing, an “open short position” means any contractual or other arrangement whereby a holder is economically “short” Class A common stock, including any so-called “synthetic short position.”

Each purchaser of Charter’s Class A Common Stock in this offering must execute and deliver this Investor Acknowledgment to Citigroup by facsimile to (646) 843-3922.

Purchaser of Class A Common Shares

By:
       Name:
       Title: